SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COX COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

COX COMMUNICATIONS, INC.
COX ENTERPRISES, INC.
COX HOLDINGS, INC.
CEI-M CORPORATION
COX DNS, INC.
(Names of Filing Persons (Offerors))

CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

224044 10 7
(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.
Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia
Telephone: (678) 645-0000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

Copy to:

Stuart A. Sheldon, Esq. Thomas D. Twedt, Esq. Dow, Lohnes & Albertson, PLLC 1200 New Hampshire Avenue, N.W. Washington, D.C. 20036 Telephone: (202) 776-2000	Peter S. Golden, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Telephone: (212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*: $8,531,932,451.00	Amount of Filing Fee: $1,080,995.84

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 245,523,236 shares of Class A common stock, par value $1.00 per share, of Cox Communications, Inc. (the “Shares”), including Shares issuable upon exercise of vested stock options, at a price per Share of $34.75 in cash. Such number of Shares represents the 611,211,412 Shares and vested stock options exercisable as of October 18, 2004, less the 365,691,176 Shares already beneficially owned by Cox Enterprises, Inc. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2005 equals $126.70 per million of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$1,080,995.84
Filing Party:	Cox Communications, Inc., Cox Enterprises, Inc. and Cox Holdings, Inc.
Form or registration No.:	Schedule TO/13E-3 (SEC File. No. 5-46251)
Date Filed:	November 3, 2004

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☒ third-party tender offer subject to Rule 14d-1.

     ☒ issuer tender offer subject to Rule 13e-4.

     ☒ going-private transaction subject to Rule 13e-3.

     ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Amendment No. 3 to Schedule TO

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2004 by Cox Communications, Inc., a Delaware corporation (“Cox”), Cox Enterprises, Inc., a Delaware corporation (“Enterprises”) and Cox Holdings, Inc., a Delaware corporation (“Holdings”) and a wholly owned subsidiary of Enterprises, as amended by Amendment No. 1 to Schedule TO (filed with the SEC on November 18, 2004) and Amendment No. 2 to Schedule TO (filed with the SEC on November 23, 2004) (the Original Schedule TO, together with Amendment Nos. 1 and 2, are referred to herein as the “Schedule TO”). This Amendment No. 3 and the Schedule TO relate to the joint tender offer by Holdings and Cox to purchase all of the issued and outstanding shares of Class A common stock, par value $1.00 per share, of Cox not owned by Cox DNS, Inc., a Delaware corporation and another wholly owned subsidiary of Enterprises (“DNS”), or Holdings, at a purchase price of $34.75 per share, net to the holder in cash, without interest thereon, (the “Offer”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 3, 2004 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Original Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Original Schedule TO. Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meaning given in the Offer to Purchase, and all page references are to the Offer to Purchase.

Explanatory Note: Due to the joint tender offer structure, this Schedule TO-T/A filing follows a filing on December 3, 2004 of Amendment No. 6 to the Schedule TO-I originally filed on November 3, 2004 by Cox, Enterprises and Holdings (the “Original TO-I”), as amended by Amendment No. 1 to Schedule TO-I (filed with the SEC on November 3, 2004), Amendment No. 2 to Schedule TO-I (filed with the SEC on November 3, 2004), Amendment No. 3 to Schedule TO-I (filed with the SEC on November 12, 2004), Amendment No. 4 to Schedule TO-I (filed with the SEC on November 17, 2004) and Amendment No. 5 to Schedule TO-I (filed with the SEC on November 22, 2004) (the Original Schedule TO-I, together with Amendment Nos. 1 – 6, are collectively referred to herein as the “Schedule TO-I”).

Item 8. Interest in the Securities of the Subject Company

Item 11. Additional Information

Item 13. Information Required by Schedule 13e-3

The information incorporated by reference into Item 8, Item 11 and Item 13 of the Schedule TO is amended by the following amendment to the Introduction, Special Factors (“The Merger; Plans for Cox After the Offer and Merger; Certain Effects of the Offer”), Special Factors (“Security Ownership of Certain Beneficial Owners”), Special Factors (“Transactions and Arrangements Concerning the Shares”), The Tender Offer Section 8 (“Certain Information Concerning Cox, Enterprises, Holdings, CEI-M and DNS”) and The Tender Offer Section 10 (“Certain Effects of the Offer on the Market for the Shares”):

“At 12:00 Midnight, New York City Time on Thursday, December 2, 2004, the Offer expired, as scheduled. Wachovia Bank, N.A., the Depositary for the Offer, has advised Cox and Holdings that, as of expiration, a preliminary total of 189,685,302 shares of Cox’s Class A common stock was validly tendered into the Offer, and not withdrawn, which includes an estimated 14,706,307 shares tendered pursuant to guaranteed delivery procedures. When combined with the Class A common stock beneficially owned by Holdings and DNS prior to the Offer, such total represents approximately 91.6% of the total number of Shares outstanding.”

On December 3, 2004, Cox and Enterprises issued a joint press release announcing the final results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(1)(R) and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is amended to add the following exhibits:

Exhibit No.	Description
*(a)(1)(P)	Frequently Asked Questions.

*(a)(1)(Q)	Communication to Cox employees, disseminated December 3, 2004.

*(a)(1)(R)	Joint press release issued by Cox Communications, Inc. and Cox Enterprises, Inc. on December 3, 2004.

(a)(2)(E)	Amendment No. 4 to Recommendation Statement on Schedule 14D-9 of Cox Communications, Inc., dated December 3, 2004 (incorporated by reference to the Schedule 14D-9 filed December 3, 2004 by Cox Communications, Inc.).

Exhibit No.	Description
(b)(3)	Credit Agreement, dated December 3, 2004, among Cox Communications, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent for the lenders, Citicorp North America, Inc. and Lehman Commercial Paper Inc., as syndication agents, and Citigroup Global Markets Inc., Lehman Brothers Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Cox Communications, Inc. dated December 2, 2004 and filed December 3, 2004).

(b)(4)	Amended and Restated Five-Year Credit Agreement, dated as of the June 4, 2004 and amended and restated as of December 3, 2004, among Cox Communications, Inc. the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent for the lenders, Bank of America, N.A., as co-syndication agent, Wachovia Bank, National Association, as co-syndication agent, J.P. Morgan Securities Inc., as co-lead arranger and joint bookrunner, and Banc Of America Securities, LLC, as co-lead arranger and joint bookrunner (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Cox Communications, Inc. dated December 2, 2004 and filed December 3, 2004).

(b)(5)	Eighteen-Month Credit Agreement, dated as of December 3, 2004, among Cox Communications, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent for the lenders, Citicorp North America, Inc. and Lehman Commercial Paper Inc., as syndication agents, and Citigroup Global Markets Inc., Lehman Brothers Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.. to the Current Report on Form 8-K of Cox Communications, Inc. dated December 2, 2004 and filed December 3, 2004).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMENDMENT TO SCHEDULE TO AND SCHEDULE 13E-3

COX ENTERPRISES, INC.
/s/ Richard J. Jacobson
Name:	Richard J. Jacobson
Title:	Treasurer

COX HOLDINGS, INC.
/s/ Richard J. Jacobson
Name:	Richard J. Jacobson
Title:	Treasurer

COX COMMUNICATIONS, INC.
/s/ Jimmy W. Hayes
Name:	Jimmy W. Hayes
Title:	Executive Vice President, Finance and Chief Financial Officer

CEI-M CORPORATION
/s/ Richard J. Jacobson
Name:	Richard J. Jacobson
Title:	Treasurer

COX DNS, INC.
/s/ Richard J. Jacobson
Name:	Richard J. Jacobson
Title:	Treasurer

Date: December 3, 2004

EXHIBIT INDEX

Exhibit No.	Description
*(a)(1)(P)	Frequently Asked Questions.

*(a)(1)(Q)	Communication to Cox employees, disseminated December 3, 2004.

*(a)(1)(R)	Joint press release issued by Cox Communications, Inc. and Cox Enterprises, Inc. on December 3, 2004.

*	Previously filed.